Rental Marketplace, LLC
Balance Sheet Summary
As of December 31, 2017

04/18/18

	Dec 31, '17
ASSETS	
Current Assets	
Checking/Savings	10,497.89
Total Current Assets	10,497.89
Fixed Assets	3,956.78
Other Assets	309,445.97
TOTAL ASSETS	323,900.64
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilit...	2,131.15
Total Current Liabilities	2,131.15
Total Liabilities	2,131.15
Equity	321,769.49
TOTAL LIABILITIES & EQ...	323,900.64